SEC ... COMMISSION

11020334

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
200

SEC FILE NUMBER
8- 23285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 ENDING December 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Ave. Ste 1505
(No. and Street)

New York (City) New York (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Henry C Marshall Jr
Signature

Principal
Title

THOMAS D MONROE
Notary Public - State of New York
NO. 01MO6112861
Qualified in New York County
My Commission Expires 7/12/2012

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2010

CONTENTS

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hunter, Keith, Marshall & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Hunter, Keith, Marshall & Co., Incorporated (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter, Keith, Marshall & Co., Incorporated at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 18, 2011

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	19,069
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $65,660		1,842
Other assets		12,298
Total Assets	$	33,209
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued payable & accrued expenses	$	9,823
Total Liabilities		9,823
Stockholders' equity		
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in-capital		353,916
Retained earnings (deficit)		(340,530)
Total Stockholders' Equity		23,386
Total Liabilities and Stockholders' Equity	$	33,209

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission and fees	$ 54,129
EXPENSES	
Occupancy	19,801
Communications	4,892
Professional fees	32,795
Other operating expenses	15,690
	73,178
NET LOSS	$ (19,049)

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 429,949	$ (321,481)	$ 118,468
Distributions		(76,033)		(76,033)
Net loss	-	-	(19,049)	(19,049)
Balance - End	$ 10,000	$ 353,916	$ (340,530)	$ 23,386

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net loss	$ (19,049)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	1,147
(Increase) decrease in assets:	
Loans receivable-shareholder	105,315
Other assets	424
Increase (decrease) in liabilities:	
Accrued expenses	7,398
Total adjustments	114,284
Net cash provided by operating activities	95,235
Cash flows from investing activities	
Payment for capital expenditures	(1,104)
Net cash used in investing activities	(1,104)
Cash flows from financing activities	
Distributions	(76,033)
Net cash used in financing activities	(76,033)
NET CHANGE IN CASH	18,098
CASH- BEGINNING OF YEAR	971
CASH - END OF YEAR	$ 19,069

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ -

See notes to financial statements

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2010.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's principal source of revenue is commissions earned on private placement transactions. Such commissions are recorded as earned and related expenses are recognized when the underlying contract is consummated

DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

2- INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

3- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. The Company signed an extension of its lease from January 1, 2008 thru December 13, 2010. Effective December 29, 2010, the Corporation signed a new lease to commence on March 1, 2011 and to end of March 31, 2016.

Included in operations for 2010 is rent expense of approximately $20,000.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

2011	$ 21,600
2012	22,000
2013	22,600
2014	23,000
2015	23,600
2016 thereafter	6,000
	$118,800

4- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR *BROKERS AND DEALERS PURSUANT TO RULE 15C3-3*

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $9,246 which was $4,246 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 106% as of December 31, 2010.

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGES
DECEMBER 31, 2010

Net Capital	
Stockholders' equity	$ 23,386
Deductions and/or charges:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	1,842
Other assets	12,298
	14,140
Net capital before haircuts on security positions	9,246
Haircut on exempt securities	-
NET CAPITAL	$ 9,246
AGGREGATE INDEBTNESS	$ 9,823
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 4,246
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	106%

Net Capital per Company's unaudited Form X-17A-5 filing	$ 10,282
Auditors' adjustments	(1,036)
Net capital per above calculation	$ 9,246

See independent auditor's report

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIREDBY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Hunter, Keith, Marshall & Co., Incorporated
New York, New York

In planning and performing our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated for the year ended December 31, 2010, and this report does not affect our report thereon dated February 18, 2011.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

Levy & Gold LLP

Great Neck, New York
February 18, 2011

REIGNS CAPITAL, LTD.

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2010

SIPC NET OPERATING REVENUE	$	-
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$	150
Less payment made with SIPC-4		150
PAYMENT MADE WITH SIPC-7T	$	-

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders'
Hunter, Keith, Marshall & Co., Incorporated
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] of Hunter, Keith, Marshall & Co., Incorporated to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard Stockbrokerage Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Stockbrokerage Co., Inc.'s management is responsible for the Standard Stockbrokerage Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

Levy & Gold LLP

Great Neck, New York
February 18, 2011

SIPC-6 (33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (33-REV 6/10)

For the first half of the fiscal year ending ____________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023285 FINRA DEC
HUNTER KEITH MARSHALL & CO INC 7*7
ATTN: HENRY MARSHALL
450 7TH AVE STE 1505
NEW YORK NY 10123-1503

150

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Henry C. Marshall
212 736 6140

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 ~~but not less than $150 minimum~~) $ ~~150~~ 0

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due ______

B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

C. Total assessment and interest due $ ~~150~~ 0

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 150 overpaid

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 26 day of July, 2010.

HUNTER KEITH MARSHALL & CO., INC.
(Name of Corporation, Partnership or other organization)

Henry C Marshall Jr
(Authorized Signature)

Principal
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 7/26/10 Postmarked 8/4/10 Received ______ Reviewed

Calculations ______ SB Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 2010
and ending JUNE 30, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 54,129
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	54,129
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	54,129
2d. SIPC Net Operating Revenues	$ ~~54,129~~ 0
2e. General Assessment @ .0025	$ 0

(to page 1 ~~but not less than $150 minimum~~)

Levy & Gold, LLP

Certified Public Accountants

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

REPORT ON AUDIT OF FINANCIAL STATEMETNS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2010

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646